Insider Information by Issuer - View Results

2005-03-23 11:12 ET

Issuer name : **EnerNorth Industries Inc. (Starts with)**

Legend: Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Issuer Name: EnerNorth Industries Inc.

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
Insider Name: Brake, John **Insider Relationship:** 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6) **Ceased to be Insider:** 2005-02-01					
2003-07-16	Options (Common Shares)		0		0
Insider Name: Cassina, James C. **Insider Relationship:** 4 - Director of Issuer, 5 - Senior Officer of Issuer **Ceased to be Insider:** Not Applicable					
2003-02-19	Common Shares		30,914		
2003-02-19	Common Shares	Core Financial Enterprises	60,417		
2005-03-01	Options (Common Shares)		145,000		145,000
Insider Name: Davey, Ian S. **Insider Relationship:** 4 - Director of Issuer **Ceased to be Insider:** Not Applicable					
2005-03-01	Options (Common Shares)		30,000		30,000

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities

Insider Name: Hall, Sandra J.
Insider Relationship: 4 - Director of Issuer, 5 - Senior Officer of Issuer
Ceased to be Insider: Not Applicable

2003-12-30	Common Shares		25,000		
2005-03-01	Options (Common Shares)		165,000		165,000

Insider Name: Hargreaves, Scott T.
Insider Relationship: 5 - Senior Officer of Issuer
Ceased to be Insider: Not Applicable

2005-03-01	Options (Common Shares)		145,000		145,000

Insider Name: Klyman, Milton
Insider Relationship: 4 - Director of Issuer
Ceased to be Insider: Not Applicable

2005-03-01	Options (Common Shares)		30,000		30,000

Insider Name: Myers, David R.
Insider Relationship: 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6)
Ceased to be Insider: 2005-02-01

2003-07-16	Options (Common Shares)		0		0

Insider Name: Naroola, Ramesh K.
Insider Relationship: 4 - Director of Issuer
Ceased to be Insider: Not Applicable

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
2005-03-01	Options (Common Shares)		75,000		75,000